December 18, 2025

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Sonny Oh

Re:	John Hancock Collateral Trust (the “Trust” or “Registrant”) — File No. 811-23027 Registration Statement on Form N-1A, as supplemented

Dear Mr. Oh:

On behalf of the Trust, we submit this letter in response to comments received by telephone on December 11, 2025 and December 16, 2025 from the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Registration Statement Supplements filed with the SEC on November 12, 2025, accession no. 0001193125-25-277499 (“POS AMI 1”) and on December 11, 2025, accession no. 0001193125-25-315895 (“POS AMI 2”) for the Trust.

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in each POS AMI.

POS AMI 1

Comment 1 — The Staff notes that POS AMI 1 states that Kristie Feinberg was elected as a Non-Independent Trustee, please add information about Ms. Feinberg to the table under “Those Responsible for Management.”

Response to Comment 1 — The Trust confirms that Ms. Feinberg was elected as a Non-Independent Trustee on November 12, 2025, however Ms. Feinberg was appointed as a Non-Independent Trustee effective June 30, 2025. On such date, the Trust filed a POS AMI to disclose the appointment of Ms. Feinberg including her principal occupation(s) and other directorships and brief biography, accession number 0001193125-25-152669.

Comment 2 — The Staff notes that POS AMI 1 refers to “Those Responsible for Management” but that the Registration Statement for Collateral Trust does not use that language.

Response to Comment 2 — The Trust confirms that it will update the reference to account for the different heading for Collateral Trust on a going forward basis.

Comment 3 — Please add information about Ms. Feinberg to “Additional Information about the Trustees” under “Those Responsible for Management.”

Response to Comment 3 — Please see the response to Comment 1.

Comment 4 — The Staff notes that POS AMI 1 states that “…certain information in the “Board Committees” sub-section of the “Duties of Trustees; Committee Structure” section is amended, effective immediately, to reflect updated Committee memberships and Chairpersons, as applicable, for certain of the Committees as set forth below” but that only partial information regarding the committees is then stated. Please consider restating the sections regarding the impacted Board committees.

Response to Comment 4 — The Trust notes that the qualifier “certain information” was used because only the membership and chairpersons of certain committees were updated. The Trust will consider restating sections for ease of reference on a going forward basis.

Comment 5 — Under “Contracts, Legal & Risk Committee” and “Investment Committee” please confirm the reference to Ms. Ellison McKee is accurate as that name does not appear in the Registration Statement.

Response to Comment 5 — The Trust confirms that the references to Ms. Ellison McKee are accurate. Ms. Ellison McKee’s name was previously stated as Ms. Ellison. The Trust will ensure that the references to Ms. Ellison McKee are consistent in connection with the next annual update of the Registration Statement.

Comment 6 — Please include information with respect to trustee ownership and trustee compensation.

Response to Comment 6 — The Trust notes that pursuant to Form N-1A, trustee ownership information is required for the prior calendar year and trustee compensation is required for the prior fiscal year. As the new trustees reflected in POS AMI 1 were not trustees as of December 31, 2024 (which is also the fund’s fiscal year end), the Trust respectfully declines to add trustee ownership and compensation information.

POS AMI 2

Comment 7 — Please confirm the reference to Ms. Ellison McKee is accurate as that name does not appear in the Registration Statement.

Response to Comment 7 — Please see the response to Comment 5.

If you have any questions, please contact Abigail Hemnes at Abigail.Hemnes@klgates.com or at (617) 951-9053 or Mark Goshko at Mark.Goshko@klgates.com or at (617) 261-3163.

Sincerely,

/s/ Abigail Hemnes
Abigail Hemnes

Cc:	Khimmara Greer, Assistant Secretary of the Trust

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